United States securities and exchange commission logo





                             March 18, 2021

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
23, 2021
                                                            CIK No. 0001844505

       Dear Mr. Dinu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted February 23, 2021

       General

   1. We note that you filed an S-1 on March 9, 2021. The staff will review the S-1 when you file an S-1/A that is
responsive to the comments contained in this letter.
   2.                                                   If your form of warrant
agreement will include an exclusive forum provision,
                                                        please disclose such
provision in your registration statement. Your disclosure should state whether the provision
will apply to actions arising under the Securities Act or
                                                        Exchange Act and should
include related risk factor disclosure. If the provision will not apply to actions
arising under the Securities Act or Exchange Act, please also ensure that the provision in the
warrant agreement states this clearly.
 Raluca Dinu
GigCapital5, Inc.
March 18, 2021
Page 2
Financial Statements, page F-1

3. Please disclose the actual date through which subsequent events have been evaluated.
         Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRaluca Dinu                                Sincerely,
Comapany NameGigCapital5, Inc.
                                                             Division of
Corporation Finance
March 18, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName